                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            ENSCO INTERNATIONAL, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
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                         (Title of Class of Securities)


                                   0002927191
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                                 (CUSIP NUMBER)

                           CAMBRIDGE INVESTMENTS, LTD.
                              600 Montgomery Street
                                   27th Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 627-3017
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                 August 5, 1997
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 10 Pages

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CUSIP No. 0002927191                                     13D
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    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments, Ltd.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
                00
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S.A.
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  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       3,545,680 shares of Common Stock (See Item 5)
BENEFICIALLY   |-----|--------------------------------------------------------
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |       37,425 shares of Common Stock (See Item 5)
 REPORTING     |-----|--------------------------------------------------------
PERSON WITH    |  9  |   SOLE DISPOSITIVE POWER
               |     |       3,545,680 shares of Common Stock (See Item 5)
               |-----|--------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       37,425 shares of Common Stock (See Item 5)
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             3,583,105 shares of Common Stock (See Item 5.)
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.0% of Common Stock  (See Item 5)
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                IA
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 10 Pages

                                  SCHEDULE 13D


                  This Schedule 13D is being filed on behalf of Cambridge Investments, Ltd., a California corporation, registered as an investment advisor in the State of California, regarding shares of Ensco International, Inc. acquired on behalf of certain of its clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $0.10 par value

                  Issuer: Ensco International, Inc. (the "Issuer") 2700 Fountain Place
                                1445 Ross Avenue
                                Dallas, TX 75202-2792
                                (214) 922-1500


Item 2.           Identity and Background

                  Cambridge Investments, Ltd., a California corporation ("Cambridge"), is registered as an investment advisor in the State of California and provides investment management services to private individuals and institutions. Cambridge's contracts with its clients generally provide that Cambridge is responsible for designing and implementing either the client's overall investment strategy or the strategy of a client's portfolio managed by Cambridge; for conducting direct portfolio management strategies to the extent Cambridge determines that it is appropriate to utilize its own portfolio management capabilities. Cambridge is located at 600 Montgomery Street, San Francisco, California 94111. Cambridge has not been convicted in a criminal proceeding during the last five (5) years. Cambridge is not, and during the past five (5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. John R. Tozzi ("JRT") is the sole shareholder, director and principal of Cambridge. His business address is 600 Montgomery Street, San Francisco, California 94111. JRT's principal occupation is investment management and he is a United States citizen. During the past five (5) years, JRT has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.



                               Page 3 of 10 Pages

Item 3.           Source and Amount of Funds

                  Cambridge, through Cambridge Energy, L.P. ("CELP"), Cambridge Energy Fund International Ltd. ("CEF") Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("Palamundo"), Quantum Partners, LDC ("QP"), Cambridge Profit Sharing Plan (the "Plan") and Cambridge (collectively, the "Funds"), has invested approximately $134,361,728.12 in Common Stock of the Issuer as described in Item 5 below. CELP, CEF, COG, COG Int'l., Palamundo, QP, the Plan and Cambridge have invested approximately $35,769,023.00, $41,953,815.00, $13,865,308.00, $3,977,200.46,
$2,036,892.00, $19,528,755.70, $12,538,200.61 and $4,692,533.35, respectively.
The source of these funds was the respective working capital of each of the Funds. JRT may be deemed to have invested directly and indirectly approximately $8,008,392.68.


Item 4.           Purpose of the Transaction

                  Cambridge has acquired shares of Common Stock reported in Item 5(c) hereof over the last sixty (60) days, and prior thereto, for portfolio investment purposes only, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Cambridge reserves the right to acquire, or dispose of, additional securities of the Issuer or any of its securities in the ordinary course of business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, Cambridge does not have plans or proposals which would result in any of the following:

               1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

               5) any material change in the present capitalization or dividend policy of the Issuer;

               6) any other material change in the Issuer's business or corporate structure;


                               Page 4 of 10 Pages

               7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               8) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

               9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               10)  any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer

                  (a) Cambridge is the beneficial owner of 3,583,105 shares of Common Stock, or 5.0% shares of the shares outstanding. Of the 3,583,105 shares of Common Stock described above, (i) 1,045,230 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (ii) 1,020,869 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (iii) 273,900 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 66,000 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l.; (v) 41,281 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Palamundo; (vi) 316,000 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of QP; (vii) 489,300 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of the Plan; and (viii) 82,000 are deemed beneficially owned by Cambridge in its capacity as investment advisor for its institutional account. JRT, directly and indirectly, may be deemed the beneficial owner of 248,525 shares of Common Stock or, in the aggregate, 0.3% of the shares outstanding.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Cambridge on August 15, 1997 is based on 70,994,806 outstanding shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on July 31, 1997.

                  (b) Cambridge has the sole power to vote and dispose of the shares of Common Stock held for the institutional accounts of CELP, CEF, COG, COG Int'l., Palamundo, QP, the Plan and Cambridge mentioned above. JRT has the sole power to vote and dispose of 211,100 shares of Common Stock held by him directly or through a charitable organization established by JRT. JRT has shared power to vote and dispose of the remaining 37,425 of the shares of Common Stock which are owned by JRT's family.

                               Page 5 of 10 Pages

                  (c) The transactions in the Issuer's securities by Cambridge over the last sixty (60) days are listed as Annex A attached hereto and made apart hereof.

                  (d) The Funds, respectively, JRT's charitable organization and JRT's family have the right to participate in the receipt of dividends from, or proceeds from the sale of securities held on behalf of such funds.

                  (e)    Not Applicable.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable.


Item 7.           Material to be Filed as Exhibits

                  Not Applicable

                               Page 6 of 10 Pages




                                                                ENSCO

================================================================================================================================
         DATE                   TRANS                 SHARES                     PRICE                       ACCOUNT
                                (A/D)                                             ($)
- --------------------------------------------------------------------------------------------------------------------------------
       06/03/97                   A                            4,000                          51           COG Int'l.
- --------------------------------------------------------------------------------------------------------------------------------
       06/17/97                   A                           29,500                     52.1313               CEF
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       06/17/97                   A                            4,400                     52.0663               CEF
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       06/17/97                   A                           30,200                     52.1313              CELP
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       06/17/97                   A                            5,400                     52.0663              CELP
- --------------------------------------------------------------------------------------------------------------------------------
       06/17/97                   A                              100                     52.0663           COG Int'l.
- --------------------------------------------------------------------------------------------------------------------------------
       06/17/97                   A                            2,950                     52.1313           COG Int'l.
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       06/17/97                   A                              500                      52.625              JRT*
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       06/17/97                   A                            2,950                     52.1313            Palamundo
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       06/17/97                   A                              100                     52.0663            Palamundo
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       06/20/97                   A                            9,200                     52.5931               CEF
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       06/20/97                   A                            9,200                      50.875               CEF
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       06/20/97                   A                           10,600                     52.5931              CELP
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       06/20/97                   A                           10,600                      50.875              CELP
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       06/20/97                   A                              200                      50.875            Palamundo
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       06/20/97                   A                              200                     52.5931            Palamundo
- --------------------------------------------------------------------------------------------------------------------------------
       06/23/97                   A                            9,200                     50.3125               CEF
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       06/23/97                   A                           10,600                     50.3125              CELP
- --------------------------------------------------------------------------------------------------------------------------------
       06/23/97                   A                              200                     50.3125            Palamundo
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       06/27/97                   A                           10,000                     50.8406               CEF
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       06/27/97                   A                           10,000                     50.9463               CEF
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       06/27/97                   A                           14,900                     51.4046               CEF
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       06/27/97                   A                           14,900                     51.4046              CELP
- --------------------------------------------------------------------------------------------------------------------------------
       06/27/97                   A                           10,000                     50.9463              CELP
- --------------------------------------------------------------------------------------------------------------------------------
       06/27/97                   A                           10,000                     50.8406              CELP
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       06/27/97                   D                              200                     51.8125              JRT*
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                               Page 7 of 10 Pages


- --------------------------------------------------------------------------------------------------------------------------------
       06/30/97                   A                           12,000                          52               CEF
- --------------------------------------------------------------------------------------------------------------------------------
       06/30/97                   A                           16,000                       52.75               CEF
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       06/30/97                   A                           12,500                     52.2857               CEF
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       06/30/97                   A                           33,600                     52.3202               CEF
- --------------------------------------------------------------------------------------------------------------------------------
       06/30/97                   A                            2,200                       52.75              CELP
- --------------------------------------------------------------------------------------------------------------------------------
       06/30/97                   A                            1,600                     52.2857              CELP
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       06/30/97                   A                            1,600                          52              CELP
- --------------------------------------------------------------------------------------------------------------------------------
       06/30/97                   A                            4,600                     52.3202              CELP
- --------------------------------------------------------------------------------------------------------------------------------
       06/30/97                   A                              950                     52.2857               COG
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       06/30/97                   A                            1,200                       52.75               COG
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       06/30/97                   A                            1,000                          52               COG
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       06/30/97                   A                            2,500                     52.3202               COG
- --------------------------------------------------------------------------------------------------------------------------------
       06/30/97                   A                              500                     52.2857           COG Int'l.
- --------------------------------------------------------------------------------------------------------------------------------
       06/30/97                   A                              600                       52.75           COG Int'l.
- --------------------------------------------------------------------------------------------------------------------------------
       06/30/97                   A                            1,300                     52.3202           COG Int'l.
- --------------------------------------------------------------------------------------------------------------------------------
       06/30/97                   A                              400                          52           COG Int'l.
- --------------------------------------------------------------------------------------------------------------------------------
       06/30/97                   A                           19,450                     52.2857            Palamundo
- --------------------------------------------------------------------------------------------------------------------------------
       07/03/97                   D                            4,000                     59.2938            Palamundo
- --------------------------------------------------------------------------------------------------------------------------------
       07/07/97                   A                           12,000                        59.5               CEF
- --------------------------------------------------------------------------------------------------------------------------------
       07/07/97                   A                           12,250                        59.5              CELP
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       07/07/97                   A                              250                        59.5           COG Int'l.
- --------------------------------------------------------------------------------------------------------------------------------
       07/07/97                   A                              500                        59.5            Palamundo
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       07/08/97                   A                           20,000                     58.2891               CIL
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       07/08/97                   A                            5,300                     60.0625           COG Int'l.
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       07/16/97                   A                              500                      64.125               CIL
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       07/16/97                   A                           35,000                       64.75               CIL
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                   A                           11,000                     64.5445               CEF
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       07/29/97                   A                           31,000                     64.5445               COG
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                               Page 8 of 10 Pages

- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                   A                           43,000                     64.5445               QP
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                   A                           75,000                     60.4002               QP
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                   A                           33,000                     62.6589               QP
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                   A                           75,000                     61.8729               QP
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                   A                           10,000                       61.37               QP
- --------------------------------------------------------------------------------------------------------------------------------
       07/29/97                   A                           80,000                     61.2677               QP
- --------------------------------------------------------------------------------------------------------------------------------
       08/01/97                   A                           35,000                     66.5552           COG Int'l.
- --------------------------------------------------------------------------------------------------------------------------------
       08/04/97                   A                            5,000                     65.6875               COG
- --------------------------------------------------------------------------------------------------------------------------------
       08/04/97                   A                            5,000                     65.3338           COG Int'l.
- --------------------------------------------------------------------------------------------------------------------------------
       08/05/97                   A                            5,000                     64.3125               CEF
- --------------------------------------------------------------------------------------------------------------------------------
       08/13/97                   D                              300                     62.6875              JRT*
- --------------------------------------------------------------------------------------------------------------------------------
       Subtotal:                                             811,200
================================================================================================================================

* These transactions relate to shares held by JRT, his family and a charitable organization established by JRT.

                               Page 9 of 10 Pages

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 4, 1997


                                                 CAMBRIDGE INVESTMENTS, LTD.


                                                 By: /s/ Jocelyn E. Weingart
                                                     ---------------------------
                                                         Jocelyn E. Weingart,
                                                         Vice President

                               Page 10 of 10 Pages